Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (816) 556-2418

Michael J. Chesser
Chairman and Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, MO 64106

       Re: Great Plains Energy Incorporated
             Definitive 14A
             Filed March 19, 2007
             File No. 1-32206

Dear Mr. Chesser:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Nominating Process, page 10

1. Disclose any differences in the manner in which the governance committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. See Item 407(c)(2)(vi) of Regulation S-K.

Compensation and Development Committee, page 22

2. You include disclosure here and in the compensation discussion and analysis regarding the chief executive officer's role in recommending compensation for the other named executive officers. Please expand this disclosure to discuss fully the chief executive officer's role in determining or recommending the amount or form of executive compensation, and consider including a discussion of whether the chief executive officer has the authority to call or attend compensation and development committee meetings. See Item 407(e)(3)(ii) of Regulation S-K. Also discuss whether the chief executive officer met with the compensation consultant.

Related Party Transactions, page 24

3. Your related person policy requires you to review "any proposed transaction that is not categorically permitted by Item 404(a) of Regulation S-K." Please note that Item 404(a) of Regulation S-K sets forth disclosure requirements and does not prohibit certain transactions. Please consider this in implementing your policy.

Summary Compensation Table, page 28

4. Please include a footnote to column h that quantifies the amounts attributable to each of the change in pension value and nonqualified deferred compensation earnings. See Instruction 3 to Item 402(c)(2)(viii) of Regulation S-K.

5. To the extent that all of the named executive officers have not received each of the perquisites you have enumerated, please clarify which ones are attributable to each named executive officer.

Outstanding Equity Awards at Fiscal Year-End, page 33

6. You have not disclosed the vesting period for all of the awards discussed in the footnotes. Please provide the vesting periods for each award. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Pension Benefits, page 35

7. Please include a discussion of forms of benefits participants may receive under the plan and the effect of the form of benefit elected on the amount of annual benefits. See Item 402(h)(3)(i) of Regulation S-K.

Potential Payments upon Termination or Change-in-Control, page 36

8. The disclosure in this section is dense and difficult to understand. For example, in the first three paragraphs on page 37, please avoid legalistic descriptions of your change in control agreements. See Section VI of Securities Act Release 8732A.

Compensation Discussion and Analysis, page 41

9. Please ensure that your compensation discussion and analysis precedes the executive compensation tables. Compensation discussion and analysis is intended to put into perspective for investors the numbers and narrative that follow it. Please see the first paragraph in Section II.B.1 of Securities Act Release 8732A.

10. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Messrs. Chesser and Malik received non-equity incentives that were substantially higher than amounts received by other named executive officers and Mr. Chesser's salary was substantially higher than the salaries received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please also discuss why Mr. Malik participates in two cash incentive plans.

Role of Consultant, page 42

11. Please disclose whether the compensation consultant determines or recommends the amount of executive compensation. See Item 407(e)(3)(iii) of Regulation S-K. It is unclear from the disclosure on page 43 what type of recommendations Mercer provides.

Objectives of the Company's Compensation Program, page 43

12. Please provide further analysis about how you determine the amount and, where applicable, the formula for each element to pay. See Item 402(b)(1)(v) of Regulation S-K. You indicate that the compensation and development committee reviews tally sheets prepared by the compensation consultant. Please analyze

how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers.

13. You indicate that variable compensation is based on the achievement of individual objectives and contributions.   Please provide further analysis regarding the manner in which you take into consideration the individual factors to structure and implement specific forms of compensation to reflect each named executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that have been considered. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Incentives, page 45

14. Please refer to Item 402(b)(1)(v) of Regulation S-K. Please disclose how you calculate annual incentives by presenting tabular information so your disclosure is easier to understand. You have not provided quantitative disclosure of the financial and other goals that the compensation and development committee established for awards under this plan or the Strategic Energy long-term incentive plan for 2006 or 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of these measures would cause competitive harm, please discuss further how difficult it will be for you to achieve these measures. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Potential Payments upon Termination or Change-In-Control, page 36

15. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Long-Term Incentive Plan, page 48

16. Please identify the components of the Edison Electric Institute, the index against which you benchmark performance for the long-term incentive plan. See Item 402(b)(2)(xiv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel